UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54521
CUSIP NUMBER:	0264 0K107

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	March 31, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

AMERICAN GRAPHITE TECHNOLOGIES INC.
Full Name of Registrant

Former Name if Applicable

3651 Lindell Road, Suite D#422
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 890103
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the nine month period ended March 31, 2014 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The financial statements will not be finalized in time to meet the filing deadline of May 15, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Con Evan Anast	(702)	473-8227
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
The Company expects to report a net loss of $647,145 for the nine months ended March 31, 2014 as compared to a net loss of $448,078 for nine months ended March 31, 2013 and operating losses of $487,464 for the nine months ended March 31, 2014 as compared to operating losses of $447,312 for the nine months ended March 31, 2013.   The substantive increase to the net loss for the nine months ended March 31, 2014  is predominantly a result of the loss of $159,681 recorded upon quarterly valuation of the fair value of the warrant liability, with no comparable expense during the nine months ended March 31, 2013.   The increase in operating losses of $40,152 was mainly related to increase activities related to operations, including financing activities.   Research and development expenses for the nine months ended March 31, 2014 were $45,532, with no comparable expense during the nine months ended March 31, 2013.  Office and general administrative expenses increased  to $108,513 from $63,040 (2013) due to increased fees related to reporting requirements as the Company was required retain third party consultants to prepare its derivative warrant liability reporting as a result of certain financing agreements,  management fees increased to $85,400 (2014) from $35,000 (2013) due to a contractual increase in fees to officers and directors, consulting fees increased to $122,040 (2014) from $107,739 (2013) and professional fees increased to $38,666 (2014) from $29,865 (2013) as the Company continued to increase activities related to operations, including financing activities.   The 2014 losses reflected a decrease in stock based compensation to $87,313 for the nine months ended March 31, 2014 as compared to $187,200 during the nine months ended March 31, 2013.

AMERICAN GRAPHITE TECHNOLOGIES INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2014	By:	/s/ Con Evan Anast
		Name:	Con Evan Anast
		Title:	Secretary and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).